UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)

TELEFÓNICA, S.A.

(Name of Issuer)

Ordinary Shares, nominal value 1.00 euro per share

(Title of Class of Securities)

879382208*

(CUSIP Number)

Sociedad Estatal de Participaciones Industriales

C/Velázquez, 134

28006, Madrid, Spain

Attn: Javier Morales Abad

Secretary of the Board of Directors and Chief Legal Officer

Tel: 0034 91 396 11 06

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The CUSIP number is for the American Depositary Shares, each representing one Ordinary Share. No CUSIP number exists for the underlying Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	879382208*

1	NAME OF REPORTING PERSON: Sociedad Estatal de Participaciones Industriales
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 354,750,278 Shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 354,750,278 Shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 354,750,278 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.169%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

Explanatory Note

This Amendment No. 1 (“Amendment No.1”) amends and supplements the Schedule 13D filed on April 22, 2024 (as amended, “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

On April 24, 2024, SEPI acquired Shares in an amount that would cause its holdings to exceed 6% of the Issuer’s outstanding Shares as of such date. The settlement of this acquisition of Shares was completed on April 26, 2024. SEPI acquired the Shares reported in this Schedule 13D in order to carry out the order of the Spanish government dated December 19, 2023 to purchase up to 10% of Shares of the Issuer, subject to compliance with applicable Spanish reporting obligations and Spanish regulations requiring that such purchases be implemented while minimizing the impact on the trading price of the Shares, with a view to promoting stability in the Issuer’s shareholder base and safeguarding its strategic capabilities. Telefónica is a leading telecommunications company in Spain and internationally whose activities the Spanish government considers to be of crucial importance to the economy, productivity, research activities, security, defense and public interest of Spain.

SEPI purchased the Shares reported in this Schedule 13D in the open market at an average price of €3.9378 per Share. These purchases were funded from capital contributions made to SEPI by the Spanish public treasury.

Item 5. Interest in Securities of the Issuer

The first paragraph of Item 5(a) is hereby amended and restated in its entirety as follows:

(a) As of April 26, 2024, Telefónica had 5,750,458,145 Shares outstanding as disclosed in its Form 20-F for the fiscal year ended December 31, 2023. SEPI beneficially owned 354,750,278 Shares, representing approximately 6% (rounded off to the nearest tenth from 6.169%) of the total outstanding Shares, as of such date.

Item 5(b) is hereby amended and restated in its entirety as follows:

(b) SEPI may be deemed to have sole voting and dispositive power with respect to an aggregate of 354,750,278 Shares that it directly owns. The responses of SEPI to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference. To the knowledge of SEPI, none of the persons set forth in Schedule A may be deemed to have sole voting and dispositive power with respect to any Shares.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2024

Sociedad Estatal de Participaciones Industriales

/s/ Javier Morales Abad
Name:	Javier Morales Abad
Title:	Secretary of the Board of Directors and Chief Legal Officer